SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D. C.  20549

                              FORM 11-K


                          REPORT PURSUANT TO
                   SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the Calendar Year Ended December 31, 1993




                          TANDY EMPLOYEES
                    SUPPLEMENTAL STOCK PROGRAM
                      (full title of program)




                          TANDY CORPORATION
                        1800 One Tandy Center
                       Fort Worth, Texas  76102


      (Name of issuer and address of principal executive offices)

          Index to Exhibits is on sequential page number 17

                           TANDY EMPLOYEES

                      SUPPLEMENTAL STOCK PROGRAM

                          FORT WORTH, TEXAS







                        REPORT OF EXAMINATION

                          DECEMBER 31, 1993

                               CONTENTS
                               ________


                                                             Page
                                                             ____

    CERTIFIED PUBLIC ACCOUNTANTS REPORT . . . . . . . . . .     4

    STATEMENT OF FINANCIAL CONDITION  . . . . . . . . . . .     5

    STATEMENT OF INCOME AND CHANGES
     IN PLAN EQUITY . . . . . . . . . . . . . . . . . . . .     6

    NOTES TO FINANCIAL STATEMENTS . . . . . . . . . . . . .  7-13

    ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . 14-15

    SIGNATURE PAGE  . . . . . . . . . . . . . . . . . . . .    16

    INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . .    17

    EXHIBIT 23 - CONSENT OF INDEPENDENT ACCOUNTANT  . . . .    18

    <CURTIS B. MORRISON Letterhead>

    The Administrative Committee and Participants of
    Tandy Employees Supplemental Stock Program
    Fort Worth, Texas

                         Independent Auditors Report
                         ___________________________


    I have audited the accompanying statement of financial condition of the Tandy Employees Supplemental Stock Program as of December 31, 1993 and 1992, and the related statement of income and changes in plan equity for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Program's management. My responsibility is to express an opinion on these financial statements based on my audit.

    I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Tandy Employees Supplemental Stock Program as of December 31, 1993 and 1992, and results of its operations for the years ended December 31, 1993, 1992 and 1991 in conformity with generally accepted accounting principles.

    My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.
    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    /s/Curtis B. Morrison, C.P.A.
                                    Curtis B. Morrison, C.P.A.
    Fort Worth, Texas
    March 25, 1994

                          TANDY EMPLOYEES
                    SUPPLEMENTAL STOCK PROGRAM
                         FORT WORTH, TEXAS

                 STATEMENT OF FINANCIAL CONDITION
                    DECEMBER 31, 1993 AND 1992

                            PLAN ASSETS
                            ___________

                                         1993          1992
    Investment in Securities of
    Participating Employer (Note B):
      Common Stock (Cost
      $7,005,899.72 in 1993 and
      $6,764,125.33 in 1992)        $11,105,523.00  $6,494,246.50

    Contributions Receivable:
      Tandy Employees
      Supplemental Stock Program        369,097.63     789,829.36
                                    ______________  _____________

                         TOTAL      $11,474,620.63  $7,284,075.86
                                    ______________  _____________


                       LIABILITIES AND PLAN EQUITY
                       ___________________________


    Liabilities:                    $            0  $           0
                                    ______________  _____________

    Plan Equity:
      Participants Interest in
      Tandy Employees Supplemental
      Stock Program                 $11,474,620.63  $7,284,075.86
                                    ______________  _____________
                                    ______________  _____________



    The accompanying notes are an integral part of these financial statements.

                              TANDY EMPLOYEES
                          SUPPLEMENTAL STOCK PROGRAM
                             FORT WORTH, TEXAS

    <CAPTIONS>

             STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
          FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                     1993               1992               1991
                                ______________     ______________     ______________
    Investment Income:
      Interest                  $            0     $            0     $            0
      Dividend                               0                  0                  0
                                ______________     ______________     ______________
                                $            0     $            0     $            0
      Less: Interest Expense                 0                  0                  0
                                ______________     ______________     ______________
                                $            0     $            0     $            0
                                ______________     ______________     ______________

    Realized Gain (Loss) on
    Securities (Note C):        $            0     $            0     $            0
                                ______________     ______________     ______________

    Increase (Decrease) in
    Unrealized Appreciation
    of Investments (Note D)     $ 4,369,502.01     $   216,730.16     $    92,968.68
                                ______________     ______________     ______________

    Contributions (Note A):
      Participating Employees   $ 1,161,956.88     $ 1,273,944.13     $ 1,387,814.19
      Participating Employer        912,966.37       1,019,156.39       1,110,224.99
      Other Contributions           183,837.94         145,437.89          79,230.79
                                ______________     ______________     ______________
                                $ 2,258,761.19     $ 2,438,538.41     $ 2,577,269.97
                                ______________     ______________     ______________

    Less:
      Withdrawals of
      Participant's Interest    $ 2,437,718.43     $   638,745.75     $   482,162.94
                                ______________     ______________     ______________

    Net Increase (Decrease)
    in Plan for the Year
    Ended 12-31-93/92/91        $ 4,190,544.77     $ 2,016,522.82     $ 2,188,075.71

    Add Plan Equity at
    Beginning of Year
    1-1/92/91/90                  7,284,075.86       5,267,553.04       3,079,477.33
                                ______________     ______________     ______________

    Plan Equity at
    End of Year
    12-31-93/92/91              $11,474,620.63     $ 7,284,075.86     $ 5,267,553.04
                                ______________     ______________     ______________
                                ______________     ______________     ______________


    The accompanying notes are integral part of these financial statements.

                        TANDY EMPLOYEES
                   SUPPLEMENTAL STOCK PROGRAM
                       FORT WORTH, TEXAS

                 NOTES TO FINANCIAL STATEMENTS
        FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


    NOTE A - DESCRIPTION OF THE PROGRAM

         The following description of the Tandy Employees
         Supplemental Stock Program (the "Program") provides only general information. Participants should refer to the Program Prospectus for a more complete description of the Program's provisions.

         General
         _______

         The purpose of the Program is to assist the employees of Tandy Corporation and its participating affiliates and associates (collectively called "Company") in building a personal net worth and to encourage ownership in the Company by providing a Program for regular investment in the Company's common stock after an employee has reached a maximum contribution limit under the Tandy Employees Deferred Salary and Investment Plan.

         The Program is subject to Title I of the Employee Retirement Security Act of 1974 (ERISA) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage, and such insurance will not be extended to participants in the Program in the future.

         Contributions
         _____________

         Through authorized payroll deduction a participant may contribute 5% of his or her gross salary after reaching a maximum contribution limit under the Tandy Employees
         Deferred Salary and Investment Plan.

         The Company makes contributions to the Program equal to 80% of the participant's contribution.

         Cash dividends are added to the participant's account as Other contributions paid on the shares of common stock credited to a participant's account. These Other contributions are not subject to matching contributions by the Company.

         The participant's contributions and the Company's matching contribution are a part of the employee's current compensation, and, as such, are subject to all applicable federal, state, and local income, federal insurance contributions act and other taxes. The cash dividends allocated to a participant's account are taxable to the participant for the calendar year allocated.

         As promptly as practicable after the end of each calendar quarter the participant's contribution, the Company contribution, and any Other contributions are used for the acquisition of Company common stock with shares being credited to the participant's account on the basis of the number of shares purchased at a price equal to the average of the closing price's of the Company stock as reported for the New York Stock Exchange Composite Transactions for each trading day in the calendar month for which the contributions are made.

         The following is a schedule of Employee, Company, and Other contributions:

                                1993            1992            1991
                            _____________   _____________   _____________

              Employees     $1,161,956.88   $1,273,944.13   $1,387,814.19
                            _____________   _____________   _____________

              Company       $  912,966.37   $1,019,156.39   $1,110,224.99
                            _____________   _____________   _____________

              Other         $  183,837.94   $  145,437.89   $   79,230.79
                            _____________   _____________   _____________


         Participants' Accounts
         ______________________

         Each participant is mailed a quarterly statement showing his or her contributions to date, Company and Other contributions to date, the number of shares purchased and the average share price for shares purchased to date. Each participant is also mailed a copy of the annual report of the Company, any appendix to the prospectus, and the summary annual report.

         Vesting
         _______

         The participants' accounts are fully vested at the end of each calendar quarter.

         Payment of Benefits
         ___________________

         The distribution of the Company common stock to the participant is not a taxable event. Cash paid in lieu of common stock upon withdrawal will, to the extent that it exceeds or is less than the cost basis of the Company common stock, be treated as long or short term capital gain or loss, respectively.

         A participant will recognize gain or loss on subsequent disposition of his or her stock, measured by the difference between the amount realized and the cost basis.

    NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Valuation of Securities
         _______________________

         The Tandy Corporation common stock is valued at the closing price as reported on the New York Stock Exchange
         Composite Transactions as of the Plan year end.


               SCHEDULE OF INVESTMENTS IN SECURITIES
               _____________________________________
                     OF PARTICIPATING EMPLOYER
                     _________________________

                             NO. OF                      VALUE
                             SHARES       COST          12-31-93
                             ______       ____          ________
    COMMON STOCK
    ____________
    Industrial
    __________

         Tandy Corporation   224,354   $7,005,899.72   $11,105,523.00


         Contributions
         _____________

         The contributions are accrued as incurred.

         Income Tax Status
         _________________

         The Program is not a qualified plan under Section 401 of the Internal Revenue Code. All items of income and gains and losses are treated as received or incurred directly by the participants for federal income tax purposes.

    NOTE C - REALIZED GAIN ON SECURITIES

     None (No sale of securities was made during the year).

    NOTE D - UNREALIZED APPRECIATION

    <CAPTIONS>
                                           1993           1992            1991
         Unrealized Appreciation
           (Depreciation) at
           12-31-93/92/91              $4,099,623.28   $(269,878.73)   $(486,608.89)

         Unrealized Appreciation
           (Depreciation) at
           12-31-92/91/90                (269,878.73)   (486,608.89)    (579,557.57)
                                       ______________  _____________   _____________

         Net Increase (Decrease)
           for Year ended
           12-31-93/92/91              $4,369,502.01   $ 216,730.16    $  92,968.68
                                       ______________  _____________   _____________
                                       ______________  _____________   _____________

         The unrealized appreciation or depreciation of securities held for investment for financial statement reporting prepared in conformity with generally accepted accounting principles differ from that for income tax reporting.

         Generally accepted accounting principles measure unrealized appreciation or depreciation as the difference between the securities market value at the plan's year end and its historical cost. The unrealized appreciation or depreciation for income tax reporting is the difference between the securities market value at the plan year end and its current value at the beginning of the plan year.

         A participant's account is increased or decreased by the unrealized appreciation or depreciation recognized under generally accepted accounting principles.

    NOTE E - CHANGES IN PLAN

     See attached amendments which were made to the Plan.

                           AMENDMENT III
                     TO TRUST AGREEMENT OF THE
             TANDY EMPLOYEES SUPPLEMENTAL STOCK PROGRAM
                 (Amendment I to the First Restated
             Tandy Employees Supplemental Stock Program)

         This Amendment is made as of the 29th day of March, 1993 between Tandy Corporation, a Delaware corporation ("Tandy"), and Bank One, Texas N.A., a national banking association organized under the laws of the United States of America, as successor to Team Bank (the "Trustee");

                              WITNESSETH:
                              __________

         WHEREAS, on the 14th day of February, 1990, Tandy and the Trustee entered into a Trust Agreement (the "Agreement") establishing the Tandy Employees Supplemental Stock Program (the "Program"), to be effective as and from the first day of September, 1989; and

         WHEREAS, the principal investment held by the Program is shares of common stock, par value $1.00 per share, of Tandy
    ("Tandy Stock"); and

         WHEREAS, Tandy and the Trustee have twice amended the Agreement and the Program, effective as of August 22, 1990 and August 25, 1992, respectively; and

         WHEREAS, Tandy and the Trustee desire to amend the Agreement and the Program further to specify the treatment of dividends on Tandy Stock not payable in cash or shares of Tandy Stock that may be received by the Program;

              NOW, THEREFORE, Tandy and the Trustee, in consideration of the premises and the covenants and agreements contained in the Agreement, do hereby agree that Section E. of Article VI of the Agreement is hereby amended in its entirety to read as follows:

              E. DIVIDENDS OTHER THAN CASH AND Tandy Stock. All dividends with respect to Tandy Stock held in a Participant's account under the Program that are not payable in cash or Tandy Stock shall be distributed to the Participant as soon as possible. All whole units of any security (other than Tandy Stock), any rights and warrants for a whole unit of any security and whole units of any other asset shall be distributed in kind. All fractional units of any security (other than Tandy Stock), any rights and warrants for less than a whole unit of any security and fractional units of any other asset shall be sold and the net proceeds paid to the Participant.

              IN WITNESS WHEREOF, Tandy and the Trustee have caused this Amendment to be executed by their duly appointed officers and their corporate seals to be hereunto affixed effective as of the date first above written.

                                TANDY CORPORATION

                                By:/s/R.L.Ramsey
                                   Vice President & Controller
    Attest:

    /s/J.Sheets
          Assistant Secretary

    [Seal]

                                BANK ONE, TEXAS N.A.

                                By:/s/J. C. White
                                   Vice President & Trust Officer
    Attest:

    /s/John P. Bailey

    [Seal]

                            ADDITIONAL INFORMATION

                              TANDY EMPLOYEES
                         SUPPLEMENTAL STOCK PROGRAM
                              FORT WORTH, TEXAS

                            ADDITIONAL INFORMATION
                         YEAR ENDED DECEMBER 31, 1993

    ITEM 30a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       Description of                        Current
    Issuer               Investment          Cost             Value
    ______             ______________     ___________       __________

    Tandy Corporation    Common Stock    $7,005,899.72    $11,105,523.00

                                 SIGNATURE
                                 _________

         Pursuant to the requirements of the Securities Exchange
    Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned hereunto duly authorized.


    TANDY EMPLOYEES
    SUPPLEMENTAL STOCK PROGRAM


    by /s/J. Tanner
    J. Tanner
    Administrative Committee Member


    by /s/M. Barfield
    M. Barfield
    Administrative Committee Member


    Date   April 29, 1994
          ________________

                           Index to Exhibits

    Exhibit               Description                       Page
    Number                of Exhibit                       Number
    _______               ____________                     ______

      23                  Consent of                         18
                          Independent
                          Accountant

    <CURTIS B. MORRISON Letterhead>
                                                       EXHIBIT 23


                       CONSENT OF INDEPENDENT ACCOUNTANT
                       _________________________________


         I consent to the incorporation of my report dated December 31, 1993, accompanying the financial statements included in this annual report on Form 11-K, in the prospectus forming part of Tandy Corporation's registration statement on Form S-8 for its Tandy Employees Supplemental Stock Program.



                                  /s/Curtis B. Morrison, C.P.A.
                                     Curtis B. Morrison, C.P.A.

    Fort Worth, Texas
    March 25, 1994